Item 1.

(a)     Allegheny Technologies Incorporated

(b)     1000 Six PPG Place
	Pittsburgh PA 15222-5479
	United States

Item 2.

(a) Platinum Investment Management Limited

(b) Level 8, 7 Macquarie Place
    Sydney NSW 2000
    Australia
(c) Australia
(d) Common Stock
(e) 01741R102

Item 3.
(e) An IA in accordance with Section 240.13d-1(b)(1)(ii)(e)

Item 4.

(a) 5,550,636
(b) 5.1%
(c) (i) 4,811,578
(ii) 0
(iii) 5,550,636
(iv) 0

Item 5
No

Item 6
The clients of Platinum Investment Management Ltd including pooled investment vehicles and other managed accounts have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, Allegheny Technologies Incorporated.

Item 7
N/A

Item 8
N/A

Item 9
N/A


Item 10
(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.